



MISE LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $124,000

Offering End Date: April 13, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $25,000

Company Details:

Name: MISE LLC

Founded: May 26, 2020

Address: 9808 N. Edison St
            Portland, OR 97203

Industry: Footwear Manufacturing

Employees: 1

Website: https://misefootwear.com

Use of Funds Allocation:

If the maximum raise is met:

$118,420 (95.50%) – of the proceeds will go towards additional inventory
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 15,800 Followers





Business Metrics:

	FY21	FY22
Total Assets	$162,066	$219,466
Cash & Cash Equivalents	$56,286	$76,132
Accounts Receivable	$0	$0
Short-term Debt	$13,300	$35,851
Long-term Debt	$0	$190,613
Revenue	$21,011	$186,622
Cost of Goods Sold	$1,389	$150,774
Taxes	$0	$0
Net Income	-$34,426	-$205,619

Recognition:

MISE LLC (DBA MISE) has been in business since 2020 and has 500 pairs of shoes pre-ordered, 2,500 pairs of shoes sold since 9/21, and 120K+ unique website visitors, MISE is disrupting the culinary shoe world. They've been featured in the Portland Business Journal, Willamette Week, Design Museum, Chef's Roll, Poached, and have 15.8K Instagram followers. There are almost 15 million restaurant workers (10% of the US workforce) which creates an opportunity in an $898 billion market (2022).

About:

MISE LLC (DBA MISE) set out to provide their friends in the culinary industry with stylish kitchen shoes that exceed safety standards. Each element of MISE shoes is designed to combine industry-tuned features with the fit, comfort, and performance of athletic shoes. With features such as a water-resistant upper and a TPU cupsole for a secure, strong exterior, MISE shields against splashes, spills, and sharp objects from above and below. The outsole design offers reliable traction and stability throughout service and with the use of algae-based BLOOM foam their shoes reduce their footprint by supporting cleaner water and air.

For more information, contact our Customer Support Team at support@thesmbx.com

